PHARMD LIVE

2021 Report

Dear investors,

We're putting all our resources into accretively growing our target market-based acquisition strategy —and we are over-delivering. We are actively onboarding physician offices as their CCM and RPM service providers and are currently negotiating with major health organizations throughout the country. PharmD Live ended 2021 strongly. We attracted more experienced personnel, created more structured departments, generated leads, and built a brand new website that sets the bar for the industry.

PharmD Live is also pushing its story digitally with relevant and informative blogs and social media posts. We are generating more leads, proposals, and an increasing close rate through our enhanced strategic regional sales teams. Your contribution has helped us acquire new tools such as Salesforce, Definitive Health and Social Sprout that will allow us to make considerable gains in our sales and marketing efforts. The excitement and resolve at PharmD Live increases with every "good news" announcement. We are all bearing witness to a company moving towards market leadership in the telehealth space. Rest assured, as we close 2021 and look forward to 2022, your investment in PharmD Live is a wise one.

We need your help!

We have established exciting referral programs to allow our investors to have hands-on involvement which also provides for incentive payments. So, you as our investor can support us in two ways: 1. take advantage of our warm lead program by connecting our sales reps with physician groups in your network. The second way to get involved is to invest in our Series A round. This round will allow us the runway to continue our tremendous growth trajectory.

Sincerely,

Charles Mbata

Mr

Donald McClure

CFO

Daphne Latimore

Board Chair

Eric Nwaubani

Director

Cynthia Chioma NWAUBANI

Chief Executive Officer

Our Mission

The current market is drastically underserved. Last year only 1.5% of the $40B in Medicare funds designated to pay for this service were utilized. With our scalable service we believe we can reach over 600,000 patients by our 5th year and generate a potential of $450 million in revenue (this cannot be guaranteed). With this model, we hope to be an attractive acquisition target by a major US healthcare company or private equity firm, yielding significant return on investment.

See our full profile

















How did we do this year?

Report Card

B+

The Good

For us, 2021 was about integration and execution, and the good news is we are already making significant progress on both fronts

We are firmly positioned to expand our customer base as the marketplace takes notice of our unique value proposition.

We carried tremendous momentum into 2022 with the addition of AMITA Health to our portfolio.

The Bad

Our takeaway from our year end retreat was to realign the organization to streamline our overhead cost.

We are looking in increase our client acquisition and pipeline having initiated a new sales team to execute nationwide.

Organizationally we continue to strive for more productivity as we continue to grow.

2021 At a Glance

January 1 to December 31

$498
Revenue

-$275,664
Net Loss

$288,646
Short Term Debt

$1,046,751
Raised in 2021

$649,303
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We partner with physicians, hospitals and health insurance companies to connect high-risk patients with our pharmacists via secure telehealth technology in between their doctor visits to provide Chronic Care Management (CCM).

CCM helps prevent dangerous medication-related problems, lower costs and improve the overall life of the patient. Patients and physicians have 24/7 access to our pharmacists for medication related consults via our proprietary telehealth platform.

The current market is drastically underserved. Last year only 1.5% of the $40B in Medicare funds designated to pay for this service were utilized.

With our scalable service we believe we can reach over 600,000 patients by our 5th year and generate a potential of $450 million in revenue (this cannot be guaranteed).

With this model, we hope to be an attractive acquisition target by a major US healthcare company or private equity firm, yielding significant return on investment.

Given the Company's limited operating history, the Company cannot reliably

estimate how much revenue it will receive in the future, if any.

Milestones

PharmD Live Corporation was incorporated in the State of Delaware in April 2019.

Since then, we have:

- Each year, over 100,000 adults die from Adverse Drug Reactions, the 4th leading cause of death.

- Our ready-to-market solution with high growth potential will change that.

- $40B in Medicare funding approved to pay for this service - of which only 1.5% was accessed in 2019.

- The COVID-19 pandemic has proven Telehealth solutions to be the future of healthcare delivery.

- Patent-pending technology platform for predictive medication side-effect profiling.

- Our CCM service provides physicians with revenue opportunities and increased CMS incentive payouts.

- Strong, entrepreneurial leadership team with more than 200 years combined of healthcare experience.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $498 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,174,261, including $873,763 in cash. As of December 31, 2020, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $275,664 and net losses of $123,322 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $914,605 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $750,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PharmD Live Corporation cash in hand is $649,303, as of March 2022. Over the last three months, revenues have averaged $500/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $59,250/month, for an average burn rate of $58,750 per month. Our intent is to be profitable in 20 months.

Our pharmacists, project manager, HR Director, clinical informaticists, and Sales have a 1099 employment status. We are in the transition process from an equity-based comp plan to W-2 status for our core team (executives, software developers, and ops staff)

In the next 6 months we will bring on our initial clients and grow monthly revenue to @ $1.5M. Expenses will exceed revenue and we will incur losses of @ $430K per month.

We expect to generate our first revenues in 2Q22. To cover the 4-month time frame between engaging our patient population, receiving reimbursement we require $5M.

We raised $750K via an angel investor to support operational growth and are working on a $3M line of credit to act as a bridge loan to support operations over the next 6 months followed by a Series A priced round of between $3 to $5M.

Net Margin: -55,354%   Gross Margin: 100%   Return on Assets: -23%   Earnings per Share: -$906.79

Revenue per Employee: $33 Cash to Assets: 74% Revenue to Receivables: 100% Debt Ratio: 78%

2021_PharmD_Live_Financial_Statements.pdf

PharmD_Live_2020_Financial_Statements__2_.pdf

2019_PharmD_Live_-_Accountant_Review.pdf

We ❤ Our 160 Investors

Thank You For Believing In Us

Niveditha Pookkottuvariam	Nwafor Leeda Agunwah	Malek Badawi	Sajad Zalzala	Jason M. Fields	Daniel Kihanya	Roger Steciak
Sherry Cochran	Carla Sawyers	George Akinkuoye	Roy G Compton	Brendan York	Ellery P Plowman	Maurice Mbata
Thomas Martin	Jason G Croft	Taevi Wilson	James Gambucci	Charlene Sealy	Julian Anugom	Thomas Thompson
Alexander Rector	Ryan Aiken	Josh Rector	Karen Webster	Garrick J Webster	Mason Webster	Erekle Kereselidze
Takako Komatsu	Adrian R. Gardner	Hillard Harrison	Aryan Von Eicken	Nathaniel L Moulton	Charles Mbata	E. Frischhut
Alex Lebon	Paul Varkey	Joanne Wescott	Susan Widmar	Dr Shelly	Jamal Mohammed	Kevin Hawkins
Despee Konneh	Faith Mazuru	Veer Modi	Meharban Malhotra	Marina Massaro	Monu Chacko	Joseph Onyeizu
Johan Javier Toro SANTE...	Roshan Rajan	Kelenna Princeton Mbata	Ayisha Bama	Gina Hobbs	Wilton Vargas	Maria Tabone
Chinedu Onwuli	Mohammed Patwary	Vincent Tabone	Daryl Darby	Ryan Kometer	Thembile Mtwa	Josephine R Wilkie-Smith
Victor Buick	Timothy Roger Post	Patrick Bryan	Jennifer Henrie	Gill Charles	Chinenye Osuji	Anantha Lakshmi Bitra
Rose Ward	Mark Hines	Arlene Karole	Adam Krukas	Br Ian Goodrow	Randall J Gordon	Saima Ayub
Allison Parris	Eric Mabo	Dan TRAN	Maurice Mbata	Emy Onz	Stephen Yoskowitz	Khalid White
Gloria Su	Innocent Onwubiko	William Corry	Ugochukwu Chiaka	Omolola Adeshina	Dr. Chimeremma Nnadi	Stella Des-Ogugua
Ella Thompson	Maurice Mbata	Walter TAKEM	Sarah Lawrence	Gianfranco Giannella	Tandat Nguyen	Uchechukwu Janet EJED...
Joyesh S Thomas	Kenneth Alan Wesselman	Pedro Rivera	Mark Jessan Hutchison-Q...	Tim Mobley	Christopher Dean	Ralf Raschke
Anuradha Lazarre	Pasnett Healthcare Soluti...	Patrick Enweronye	Mujtaba Bhatti	Murtaza Bhatti	John H Webster	Nato Kereselidze
Peter. Adewumi	Jessica C Smith	Li XIONG	David Tateladze	Otari Gabeliya	Renato G Ramos	Joseph M Dulac
Bernard Ali Paul	Ava Rose Paul	Zurab Dzhanashvili	Julie Zeger-Paul	Cameron Williams	Saeed Bhatti	James Turner
Michael Dekshenieks	Marina Khvtisiashvili	Pascal Perich	Lucia Perich	Andrew Capone	Felix Vayssieres	Gina Cardazone
Amith Chalasani	Jack Kushner	Michael Chmiel	Michael Myrick	Charles Reinwald	Sarah Prelesnik	Zakiya Pritchett
Anthony Joseph Parisi	Richard Luck	Lawrence Wong	Mr B JACKSON	Ar Resources LLC	Megan Freund	Iliana Flores
Chibuz Eric	Adetunji Olayemi	Jennifer Splawski	Paul Lee	David Whitehouse	Chinonye Tagbo	Chris Ajiri
Varney Taylor	Thaddeus Onwuka	Augustine Ndukwe	Allyson Ruscitella	Nicole Salata	Felissa Perrone	

Thank You!

From the PharmD Live Team



Cynthia Chioma NWAUBANI

Chief Executive Officer



Trang Flores

COO and CTO

Grew multiple startups nationally and successful exits with four joint venture health system partnerships. Epic Certified . Nominated for Becker's CIO of the Year.



Don McClure

CFO

Don McClure brings over 20 years experience in accounting and finance with over 10 years as a CFO. His expertise includes raising over $248M in investor funds from international and domestic sources through preferred and common stock offerings.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric Nwaubani	Partner @ Law Group International Chartered	2021
Charles Mbata	Sr. Clinical Research Associate @ Abbvie	2021
Ellery Plowman	Partner @ Blueprint	2021
Mbata Maurice Iheanacho	Principal @ MIM INSURANCE SOLUTIONS	2021
Daphne Latimore	Strategic Human Capital Leader expert in Human Resource Management, Executive Coaching, Diversity, Equity & Inclusion, and Cultural Transformation @ DB Latimore	2021

	Professional Services Group, LLC	
Heng Fai Chan	Entrepreneur @ Alset International	2021
Cynthia Chioma Nwaubani	CEO @ PharmD Live	2019

Officers

OFFICER	TITLE	JOINED
Donald McClure	CFO	2021
Cynthia Chioma Nwaubani	CEO	2019

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Cynthia Chioma Nwaubani	5,850,000 Common Stock	64.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2021	$296,751		4(a)(6)
12/2021	$750,000	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	296,751	296,751	Yes
Class A Common Stock	9,125,000	8,375,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	200,000

Risks

Potential inability to scale to meet anticipated growth. The company may not be able to rapidly recruit and scale to support 600,000 patients over five years. Hiring strategies and resources for recruiting outsourcing may be needed to meet demands for talent acquisition.

COVID-19 may create unknown business challenges. While we believe we're uniquely positioned to address them, the current business and funding climate is unpredictable.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A major general risk of the company is that it will not attract sufficient patient counts to generate enough income to cover expenses. To address this risk, the company has an established marketing team and business intelligence analytics to promote and facilitate the enrollment process for its services.

Dependence on Key Personnel. The success of the Company is dependent on the efforts and abilities of its current officers and directors. If the Company were to lose the services of such officers, its business could be materially and adversely affected.

We lack adequate financing. It is anticipated that the Company will maintain some reserves for working capital and contingencies. There can be no assurance that adequate reserves will be available in the event of unexpected cash needs. We have limited capital and, there is no assurance that we will have sufficient capital to fully implement our business plan. We do not currently generate cash from operations to fund our operations. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. Should we fail in future efforts to provide adequate working capital, we will experience difficulties in all areas. This would have a material adverse effect on our business, results of operations, financial condition and prospects.

Laws Governing the Transmission and Privacy of Health Information. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Health Information Technology for Economic and Clinical Health ("HITECH") Act contained in Public Law 111-005 requires compliance with standards for the exchange of health information with third parties, such as payors, business associates, and patients. These standards address common health care transactions (such as claims information, plan eligibility, payment information and the use of electronic signatures); unique identifiers for providers, employers, health plans, and individuals; security; privacy; and enforcement. The United States Department of Health and Human Services ("HHS") has published final regulations for health care transactions (which became effective October 16, 2002), the privacy of individually identifiable health information (which became effective April 14, 2003), and the security of health information (which became effective April 21, 2005). HIPAA and HITECH require significant and costly standards for the Company. State privacy laws implement similar, and, in some cases, more restrictive, standards for privacy of patient information. Failure to comply with these federal and state standards could subject the Company to criminal penalties and civil sanctions.

No assurance of third-party sources of payment. The success of the Company will depend in part upon private and third-party sources of payment for the services it provides. The amount of payment that the Company receives for services may be adversely affected by market and cost factors as well as other factors over which the Company has no control, including, for example, provider patient volume decline, adverse changes in general economic conditions, unanticipated delays or recoupments of billings of services. Receipt of payment by the Company for services depends in part on the Company's customers ability to bill for services provided. Unanticipated delays, such as billing or record system failures, central billing office inefficiencies, etc. could significantly impair the Company's finances.

Pharmacists might resist working in an office environment in telehealh versus a pharmacy setting.

Physicians may not embrace the Chronic Care management program and not subscribe to our third party service.

The profitability of the Company may be affected by a highly competitive healthcare industry. In operating the chronic care management programs, the Company expects to encounter competition. There is currently no leading provider of chronic care management services. Many of the Company's existing and potential competitors may have greater financial and other resources than the Company and there can be no assurance that the Company will be able to compete successfully against those competitors.

Physicians select a lower quality, but cheaper alternative to our pharmacist delivered service.

Medicare could materially change the Chronic Care Management program affecting billings or requiring additional work for the same fee.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[①];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PharmD Live Corporation

- Delaware Corporation
- Organized April 2019
- 15 employees

1629 K Street NW
Suite 300
Washington DC 20006

http://www.PharmDLive.com

Business Description

Refer to the PharmD Live profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PharmD Live is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.